UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

(Amendment No. 6)*

Encompass Group Affiliates, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

007511108

(CUSIP Number)

Neil Townsend, Esq.

399 Park Avenue

New York, NY 10022-4689

Phone: 212-705-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. ACT-DE, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-0685800
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. H.I.G.-ACT, LLC (formerly H.I.G.-ACT, Ltd.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0548460
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. H.I.G. INVESTMENT GROUP III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 80-0134969
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. H.I.G. ASSOCIATES III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 90-0265798
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. H.I.G. CAPITAL PARTNERS III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-366742
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. H.I.G. ADVISORS III, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 55-0809387
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. H.I.G.-GPII, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-0863795
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. ANTHONY TAMER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No. 007511108

1	NAMES OF REPORTING PERSONS. SAMI W. MNAYMNEH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913.79*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913.79*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913.79*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

This Amendment No. 6 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 27, 2007 by (i) ACT-DE, LLC, a Delaware limited liability company (“ACT LLC”), (ii) H.I.G. — ACT, LLC, a Delaware limited liability company (formerly H.I.G.–ACT, Ltd.) (“HIG ACT”) and the sole member of ACT LLC, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG CP III”) and a shareholder of HIG ACT, (iv) H.I.G. Advisors III, L.L.C. a Delaware limited liability company (“HIG LLC”) and the general partner of HIG CP III, (v) H.I.G. Investment Group III, L.P., a Cayman Islands limited partnership (“HIG IG III”) and a shareholder of HIG ACT, (vi) H.I.G. Associates III, L.P., a Cayman Islands limited partnership (“HIG Associates”) and the general partner of HIG IG III, (vii) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), the manager of HIG LLC and the general partner of HIG Associates, and (viii) Messrs. Mnaymneh and Tamer, each a Co-President of HIG GP (ACT LLC, HIG ACT, HIG CP III, HIG LLC, HIG IG III, HIG Associates, HIG GP, and Messrs. Mnaymneh and Tamer collectively being referred to as the “Reporting Persons”) with respect to the Common Stock, no par value per share (the “Common Stock”) and the Series C Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of Encompass Group Affiliates, Inc. (formerly known as Advanced Communications Technologies, Inc.), a Florida corporation (the “Issuer”), as amended by Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2008, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on March 25, 2009, Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on February 11, 2011, Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2011 and Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on May 20, 2011. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

In Amendment No. 5 to the Schedule 13D, the Reporting Persons described that certain Asset Purchase Agreement, dated May 13, 2011 (the “Asset Purchase Agreement”), among (i) the Issuer, (ii) Encompass Parts Distribution, Inc. (“Encompass Parts”), Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc. and Encompass Service Solutions, Inc. (collectively with the Issuer, the “Sellers”), (iii) Sancompass, Inc. (the “Parent”) and (iii) Encompass Supply Chain Solutions, Inc. (a newly formed wholly owned subsidiary of Parent, the “Buyer”). The Parent is a recently formed entity owned by funds advised by Sankaty Advisors, LLC (the “Sankaty Funds”). The Sankaty Funds were holders of senior and subordinated debt of Encompass Parts.

This Amendment No. 6 to the Schedule 13D is being filed to disclose certain matters in respect of the consummation of the transactions contemplated by that certain Asset Purchase Agreement.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented to add the following:

On October 3, 2011, the Issuer completed the previously disclosed sale of substantially all of its assets and the assets of its subsidiaries (other than certain inactive subsidiaries) to the Buyer. In connection with the consummation of the transactions contemplated by the Asset Purchase Agreement, the Sankaty Funds surrendered their shares of Series C Preferred Stock of the Issuer. In addition, the Issuer received a 15% interest in the common equity of Sancompass. Because the liquidation preference and accrued dividends of the Issuer’s Series E Preferred Stock and Series C Preferred Stock exceeds the value of the remaining assets of the Issuer, the Issuer plans to distribute Sancompass’ common stock to ACT LLC (the remaining holder of the Issuer’s Series E Preferred Stock and Series C Preferred Stock) promptly after the transaction, if and to the extent that it may do so in accordance with applicable Florida corporation law.

In connection with the closing of the Asset Purchase Agreement, the following directors of the Company resigned their positions with the Company and its subsidiaries: John R. Black, Gerald E. Wedren, Thomas R. Ketteler and Wilbank J. Roche. In addition, the following officers resigned their positions with the Sellers: Robert B. Gowens (Interim Chief Executive Officer of the Company), Robert Coolidge (President of EPD), Kim Wagner (Executive Vice President of EPD) and Thomas Sutlive (President of Cyber-Test, Inc. d/b/a Encompass Service Solutions). John G. Ball and William J. Nolan, IV, remain as directors of the Company and its subsidiaries. John G. Ball was appointed President of the Company and each of its subsidiaries.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows to reflect the change in the percentage of beneficial ownership of the Reporting Persons resulting from the decrease in the number of shares of outstanding Series C Preferred Stock of the Issuer:

(a) ACT LLC is the direct record owner of 913.79 shares of Series C Preferred Stock. The 913.79 shares of Series C Preferred Stock are convertible into 78,399,417,171.49 shares of Common Stock in the aggregate. Accordingly, ACT LLC may be deemed to beneficially own an aggregate of 78,399,417,171.49 shares of Common Stock that are issuable upon the conversion of the Series C Preferred Stock, representing approximately 78.1% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of August 31, 2011, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 15, 2011, and an aggregate of 87,106,749,299 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets. Due to their respective relationships with ACT LLC and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 78,399,417,171.49 shares of the Issuer’s Common Stock that are issuable upon the automatic conversion of the Series C Preferred Stock. Except for ACT LLC each Reporting Person disclaims beneficial ownership of all shares of the Common Stock except to the extent of any indirect pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2011

ACT-DE, LLC

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

H.I.G. - ACT, LLC.

By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

H.I.G. INVESTMENT GROUP III, L.P.

By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

H.I.G. ASSOCIATES III, L.P.

By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

H.I.G. - CAPITAL PARTNERS III, L.P.

By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

H.I.G. ADVISORS III, L.L.C.

By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

H.I.G. - GPII, INC.

By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

ANTHONY TAMER

By: ACT-DE, LLC, his attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President

SAMI W. MNAYMNEH

By: ACT-DE, LLC, his attorney-in-fact

By:	/s/ WILLIAM J. NOLAN
Name:	William J. Nolan
Title:	Executive Vice President